

Mail Stop 3561

October 20, 2008

Via Fax & U.S. Mail

Mr. David Devine
Devine Entertainment Corporation
Suite 504, 2 Berkeley Street,
Toronto, Ontario, Canada, M5A 2W3

> **Re:** **Devine Entertainment Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 18, 2008**
> **File No.  000-51168**

Dear Mr. Devine:

We have reviewed your response letter dated July 24, 2008 and have the following comments.  Unless otherwise indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond within ten (10) business days.

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Form 10-KSB for the year ended December 31, 2007
General

1. We note your responses to our prior comments 2 and 16. Please proceed in filing the referenced Forms 8-K immediately.

2. Pursuant to your responses to prior comments 1, 3, 6-10, 12–15, 19, 20, 22, 24 and 26-29 you have agreed to comply with our comment, but have not yet amended your document to this end. Please file the amendment, incorporating your provided responses, as soon as possible.

3. Upon review of your response to our prior comments 17 and 18, it appears the explanation of your use of U.S. GAAP guidelines in your revenue recognition policy should be included in your disclosure. Please expand your disclosure in the applicable areas to clarify your use of U.S. GAAP guidelines as appropriate. In addition, consideration should be given to revising your disclosure to explain how you have complied with paragraphs 33 and 39(b) of SOP 00-2, such as the description you provided in your response to our prior comment 18.

4. Reference is made to your response to prior comment 20. We note that, in response to our request for additional disclosures in your financial statement footnotes, you have referred us to your responses to prior MD&A comments 9 and 10. Please note that the disclosures you provide in response to prior comment 20 should appear in the footnotes to the financial statements as required under paragraphs 51 through 58 of SOP 00-2. Further, it appears that certain additional footnote disclosures may also be required. Accordingly, please state the portion of the costs of completed films that are expected to be amortized during the upcoming operating cycle and the amount of participation liabilities that you expect to pay during the coming operating cycle as well, pursuant to paragraphs 51 and 54 of the above referenced SOP.

5. Reference is made to your response to our prior comment 30. We understand that you have found material weaknesses in both your internal controls over financial reporting and your disclosure controls and procedures. Although your discussion of the material weaknesses found gives the implication that both types of controls were ineffective, you are required to clearly state your conclusion. Therefore, please revise your disclosure to add a clear conclusion of "effective" or "ineffective" for both internal controls over financial reporting and disclosure controls and procedures to the current presentation.

6. It has come to our attention, based on a letter received from Deloitte & Touche following the filing of your Form 8-K, Item 4.01 on August 1, 2008, announcing the appointment of new auditors, that your quarterly Form 10-QSB/10-Q filings have not been reviewed by an independent public accountant. In accordance with

Regulation S-X, Rule 8-03, a review of interim financial statements included in a Form 10-Q is required to be performed by an independent public accountant before those financial statements are filed.   In the event that you have not complied with Rule 8-03, you must do so immediately.  If you believe you have complied with the requirement, please provide evidence to support your conclusion.

7.  As a related matter, we have reviewed your responses to our prior comments 10 and 32.  If these interim financial statements have not been reviewed by your independent public accountant, we may have additional comments upon each of these matters.

8.  In future response letters, please bear in mind that such considerations as retyping our comment before your response and marking your revised disclosures to highlight the proposed changes from existing disclosure greatly aid in expediting our review process.

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You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3211 with any other questions.


Sincerely,


David R. Humphrey
Branch Chief